SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Virage Logic Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92763R104

(CUSIP Number)

Jean A.W. Schreurs

c/o NXP B.V.

High Tech Campus 60

5656 AG

Eindhoven, The Netherlands

+31-40-27-28686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763R104

1.	Name of Reporting Person NXP B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO(1)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.61%(2)

14.	Type of Reporting Person OO

(1)           See Item 3.

(2)           The calculation of the percentage of outstanding shares of Virage Logic Corporation (the “Issuer”) common stock held by NXP B.V. is based on 26,020,760 shares of the Issuer’s common stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 9, 2010.

CUSIP No. 92763R104

1.	Name of Reporting Person NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO(3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.61%(4)

14.	Type of Reporting Person OO

(3)                                  See Item 3.

(4)                                  See footnote 2 above.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) to amend the Schedule 13D filed on November 24, 2009 (as amended by this Amendment No. 1, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment No. 1, the 13D Filing remains in full force and effect.

On August 5, 2010, in connection with the initial public offering (the “NXP IPO”) of the common stock of NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V., “NXP Semiconductors”), KASLION Holding B.V., which prior to the NXP IPO was the majority shareholder of NXP B.V., and KASLION S.à r.l., the sole shareholder of KASLION Holding B.V., entered liquidation, and it is the understanding of the Reporting Persons that effective as of such date, KASLION Holding B.V. and KASLION S.à r.l. ceased to hold any beneficial ownership in shares of the Common Stock held by NXP B.V. and are no longer Reporting Persons hereunder.

Item 2.                   Identity and Background.

Paragraphs (a), (b) and (c) of Item 2 are hereby amended and restated as follows:

(a)  The 13D Filing is being filed jointly by NXP B.V., a limited liability company organized under the laws of The Netherlands (“NXP”) and its sole shareholder, NXP Semiconductors N.V., a public limited liability company organized under the laws of The Netherlands (formerly known as KASLION Acquisition B.V., “NXP Semiconductors”, and together with NXP, the “Reporting Persons”).

The name of each executive officer and director of NXP and NXP Semiconductors (collectively, the “Executive Officers and Directors”) is set forth in Schedule I hereto and is incorporated by reference herein.

(b)  The principal executive offices of NXP and NXP Semiconductors are located at High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands.

The business address for each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

(c)  The principal business of NXP is the manufacture and supply of application-specific semiconductors and related semiconductor components.  NXP Semiconductors is principally engaged in the business of serving as the sole shareholder of NXP.  The present principal occupation or employment of each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the 13D Filing is hereby amended and restated as follows:

The information contained on the cover pages to Amendment No. 1 is hereby incorporated herein by reference.

All calculations of percentage ownership in the 13D Filing are based on 26,020,760 shares of the Issuer’s common stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 9, 2010.

(a)  As of August 11, 2010, NXP beneficially owns an aggregate of 2,500,000 shares, or 9.61% of the outstanding shares of Common Stock.  NXP Semiconductors, as sole shareholder of NXP controls NXP and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP.  NXP Semiconductors disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

To the best of the Reporting Persons’ knowledge, none of the individuals listed in Schedule I beneficially own any shares of Common Stock.

(b)  See rows 7 — 10 of each cover page for information on the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)  Except as set forth in the 13D Filing,  none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any Executive Officer or Director has effected any transactions in shares of Common Stock during the past 60 days.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported in Item 5(a).

(e)  Not applicable

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following new paragraph at the end thereof:

On August 11, 2010, NXP received a repurchase notice from the Issuer (the “Repurchase Notice”) stating that the Issuer was exercising its option to repurchase 833,333 Shares on August 26, 2010, for $5,186,498 or $6.2238 per Share, which is equal to approximately 115% of the Reference Price, in accordance with the terms of the Purchase Agreement repurchase provisions described above.  In the Repurchase Notice, the Issuer has reserved the right to (i) rescind the Repurchase Notice in the event the Agreement and Plan of Merger, dated as of June 9, 2010, by and among the Issuer, Synopsys, Inc. and Vortex Acquisition Corp., has been terminated or (ii) delay the repurchase contemplated by the Repurchase Notice by written notice not less than ten Business Days in advance of the new repurchase date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2010	NXP B.V.

By: NXP Semiconductors N.V., its Director

	By:	/s/ Richard L. Clemmer
Name: Richard L. Clemmer
Title: Chief Executive Officer

NXP SEMICONDUCTORS N.V.

	By:	/s/ Richard L. Clemmer
Name: Richard L. Clemmer
Title: Chief Executive Officer

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer and director of NXP B.V. and NXP Semiconductors N.V. are set forth below.  Unless otherwise stated, the business address for each executive officer and director of NXP B.V. and NXP Semiconductors N.V. is High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.

Name	Present Principal Occupation or Employment
NXP B.V.

Karl-Henrik Sundström Citizen of Sweden	Executive Vice President and Chief Financial Officer of NXP Semiconductors N.V., and Executive Vice President and Chief Financial Officer of NXP B.V.

Christopher Paul Belden Citizen of the United States	Member of the Management Team and Senior Vice President Operations of NXP B.V., Executive Vice President and General Manager of Operations of NXP Semiconductors N.V.

Guido Rudolf Clemens Dierick Citizen of the Netherlands	Member of the Management Team and Senior Vice President and General Counsel of NXP B.V., and Senior Vice President, General Counsel and Secretary of NXP Semiconductors N.V.

Alexander Friedrich Michael Everke Citizen of Germany	Member of the Management Team, Executive Vice President and General Manager Multimarket Semiconductors Business Unit of NXP B.V., and Executive Vice President of NXP Semiconductors N.V.

Mark Arjen Hamersma Citizen of the Netherlands	Member of the Management Team, Senior Vice President Business Development of NXP B.V., and Senior Vice President of NXP Semiconductors N.V.

Pieter Hendricus Kleij Citizen of the Netherlands	Member of the Management Team, Senior Vice President, Human Resource Management of NXP B.V., and Senior Vice President, Human Resource Management of NXP Semiconductors N.V.

Michael Edward Noonen Citizen of the United States	Member of the Management Team, Senior Vice President Global Sales of NXP B.V., and Executive Vice President Global Sales of NXP Semiconductors N.V.

René Gerardus Maria Penning de Vries Citizen of the Netherlands	Member of the Management Team, Senior Vice President and Chief Technology Officer of NXP Semiconductors N.V., Senior Vice President and Chief Technology Officer of NXP B.V.

Eckhard Ruediger Stroh Citizen of Germany

Member of the Management Team, Senior Vice President and General Manager Identification Business of NXP B.V., and Senior Vice President and General Manager Identification Business of NXP Semiconductors N.V.

Frans Scheper Citizen of the Netherlands	Senior Vice President and General Manager for the Standard Products Business of NXP B.V., and Senior Vice President and General Manager for the Standard Products Business of NXP Semiconductors N.V.

Name	Present Principal Occupation or Employment
Kurt Sievers Citizen of Germany	Senior Vice President and General Manager for the High Performance Business of NXP B.V., and Senior Vice President and General Manager for the High Performance Business of NXP Semiconductors N.V.

NXP Semiconductors N.V.

Richard L. Clemmer Citizen of the United States	President and Chief Executive Officer of NXP Semiconductors N.V.

Karl-Henrik Sundström Citizen of Sweden	Executive Vice President and Chief Financial Officer of NXP Semiconductors N.V., and Executive Vice President and Chief Financial Officer of NXP B.V.

Christopher Paul Belden Citizen of the United States	Member of the Management Team and Senior Vice President Operations of NXP B.V., Executive Vice President and General Manager of Operations of NXP Semiconductors N.V.

Guido Rudolf Clemens Dierick Citizen of The Netherlands	Member of the Management Team and Senior Vice President and General Counsel of NXP B.V., and Senior Vice President, General Counsel and Secretary of NXP Semiconductors N.V.

Alexander Friedrich Michael Everke Citizen of Germany	Member of the Management Team, Executive Vice President and General Manager Multimarket Semiconductors Business Unit of NXP B.V., and Executive Vice President of NXP Semiconductors N.V.

Mark Arjen Hamersma Citizen of The Netherlands	Member of the Management Team, Senior Vice President Business Development of NXP B.V., and Senior Vice President of NXP Semiconductors N.V.

Pieter Hendricus Kleij Citizen of The Netherlands	Member of the Management Team, Senior Vice President, Human Resource Management of NXP B.V., and Senior Vice President, Human Resource Management of NXP Semiconductors N.V.

Michael Edward Noonen Citizen of the United States	Member of the Management Team, Senior Vice President Global Sales of NXP B.V., and Executive Vice President Global Sales of NXP Semiconductors N.V.

René Gerardus Maria Penning de Vries Citizen of The Netherlands	Member of the Management Team, Senior Vice President and Chief Technology Officer of NXP Semiconductors N.V., Senior Vice President and Chief Technology Officer of NXP B.V.

Eckhard Ruediger Stroh Citizen of Germany	Member of the Management Team, Senior Vice President and General Manager Identification Business of NXP B.V., and Senior Vice President and General Manager Identification Business of NXP

Name	Present Principal Occupation or Employment
Semiconductors N.V.

Frans Scheper Citizen of the Netherlands	Senior Vice President and General Manager for the Standard Products Business of NXP B.V., and Senior Vice President and General Manager for the Standard Products Business of NXP Semiconductors N.V.

Kurt Sievers Citizen of Germany	Senior Vice President and General Manager for the High Performance Business of NXP B.V., and Senior Vice President and General Manager for the High Performance Business of NXP Semiconductors N.V.

Peter Leahy Bonfield Citizen of the United Kingdom

Non—executive director and Chairman of the board of NXP Semiconductors N.V., and director on boards of Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation

Johannes Huth Citizen of Germany

Non-executive director and Vice-Chairman of the board of NXP Semiconductors N.V., director of Kohlberg Kravis Roberts & Co., Europe, and director on boards of Kohlberg Kravis Roberts & Co. Ltd., ProSiebenSat.1 Media AG (chairman), Kion Holding GmbH and BMG-Bertelsmann Music Group

Nicolas Cattelain Citizen of France	Non-executive director of the board of NXP Semiconductors N.V. and director of Kohlberg Kravis Roberts & Co., Europe

Eric Paul Coutinho Citizen of the Netherlands	Non-executive director of the board of NXP Semiconductors N.V., and Chief Legal Officer of Koninklijke Philips Electronics N.V. and member of its group management committee

Egon Durban Citizen of Germany	Non-executive director of the board of NXP Semiconductors N.V., and Managing Director of Silver Lake Partners

Kenneth A. Goldman Citizen of the United States

Non-executive director of the board of NXP Semiconductors N.V., Senior Vice President and Chief Financial Officer of Fortinet, Inc, and director on boards of BigBand Networks, Inc., Infinera, Inc. and several private companies

Josef Kaeser (as of September 1, 2010) Citizen of Germany

Non-executive director of the board of NXP Semiconductors N.V., Vice President and Chief Financial Officer of Siemens AG, member of managing board of Siemens AG, and director on boards of Siemens Ltd., India, Bayerische Börse AG, Siemens Enterprise Communications and Nokia Siemens Networks

Ian Loring Citizen of the United States	Non-executive director of the board of NXP Semiconductors N.V., Managing Director of Bain Capital Partners, and director on boards of Clear Channel Communications Inc., The

Name	Present Principal Occupation or Employment
Weather Channel Inc., Warner Music Group Corporation, Denon & Marantz and Contec Co. Ltd.

Michel Plantevin Citizen of France	Non-executive director of the board of NXP Semiconductors N.V., Managing Director of Bain Capital Partners, and director on boards of FCI S.A. and Brakes Group

Richard Charles Wilson Citizen of the United Kingdom	Non-executive director of the board of NXP Semiconductors N.V., and Partner of Apax Partners